GERDAU AMERISTEEL CORPORATION

MATERIAL CHANGE REPORT

Form 27 — Securities Act (Ontario)
Form 27 — Securities Act (British Columbia)
Form 27 — Securities Act (Alberta)
Form 25 — The Securities Act, 1988 (Saskatchewan)
Form 27 — Securities Act (Nova Scotia)
Form 26 — Securities Act (Newfoundland)

1.	Reporting Issuer

Gerdau Ameristeel Corporation Hopkins Street South Whitby, Ontario L1N 5T1

2.	Date of Material Change

June 23, 2003 and June 27, 2003

3.	Press Release

Press releases were issued on June 23, 2003 and June 27, 2003.

4.	Summary of Material Change

On June 23, 2003 Gerdau Ameristeel Corporation (the “Gerdau Ameristeel”) announced that it had priced a private offering of US$405 million of 10-3/8% Senior Notes due 2011. Gerdau Ameristeel also announced that it had entered into a senior secured credit facility providing commitments of US$350 million.

On June 27, 2003 Gerdau Ameristeel announced the closing the private offering of its 10-3/8% Senior Notes due 2011 at 98.001% of face amount and the initial draw-down under its new senior secured credit facility.

5.	Full Description of Material Change

On June 23, 2003 Gerdau Ameristeel Corporation (the “Gerdau Ameristeel”) announced that it had priced a private offering of US$405 million of 10-3/8% Senior Notes due 2011. Gerdau Ameristeel also announced that it had entered into a senior secured credit facility providing commitments of US$350 million.

On June 27, 2003 Gerdau Ameristeel announced the closing the private offering of its 10-3/8% Senior Notes due 2011 at 98.001% of face amount and the initial draw-down under its new senior secured credit facility.

The Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance was offered to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act and outside the United States in compliance with Regulation S under the U.S. Securities Act.

The net proceeds from the sale of the Senior Notes totalled approximately US$389.5 million, before expenses, and cash proceeds from the initial draw down were approximately US$142.5 million. As previously announced, the proceeds from the Senior Note offering and the initial draw-down under the new senior secured credit facility were used by Gerdau Ameristeel to repay indebtedness under its existing credit facilities.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Tom J. Landa, Vice-President, Chief Financial Officer and Secretary at (813) 207-2300.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Tampa, Florida, this 2nd day of July, 2003.

/s/ Phillip E. Casey
Chief Executive Officer and President
Gerdau Ameristeel Corporation.

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